Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS CORPORATION

DATE

Wednesday, May 13, 2009

TIME

10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time)

PLACE

The Thomson Reuters Building, South Colonnade, Canary Wharf, London, United Kingdom

We will also host a video broadcast of this meeting at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada.

BUSINESS

The business of the meeting will be to consider and, if thought fit, to pass the following resolutions and to transact any other business properly brought before the meeting and any adjourned or postponed meeting. Items 1 through 3 and the first three matters in Item 4 will require the approval of more than 50% of the combined votes cast by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC. The remaining matters in Item 4 will require the approval of not less than 75% of the combined votes cast by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC.

1	To elect each of the directors of Thomson Reuters;

2
To re-appoint the Canadian firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters Corporation and the UK firm of PricewaterhouseCoopers LLP as auditors of Thomson Reuters PLC and to authorize the directors of Thomson Reuters to fix the auditors’ remuneration;

3
To receive the financial statements of Thomson Reuters for the year ended December 31, 2008 and the auditors’ reports on those statements (consisting of the primary Thomson Reuters Corporation consolidated financial statements as well as standalone Thomson Reuters PLC financial statements prepared to comply with UK legal and regulatory requirements);

4	To approve various items of routine business that require shareholder approval in accordance with UK legal and regulatory requirements applicable to Thomson Reuters PLC:

•	To receive the directors’ report of Thomson Reuters PLC for the year ended December 31, 2008;

•	To approve the directors’ remuneration report (and the auditors’ report thereon) of Thomson Reuters PLC for the year ended December 31, 2008;

•	To approve a renewal of the authority to allot Thomson Reuters PLC shares;

•	To approve a renewal of the disapplication of preemptive rights related to the issuance of Thomson Reuters PLC shares;

•	To approve a renewal of the authority to buy back Thomson Reuters PLC shares in the open market; and

•	To approve a continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) upon not less than 14 days’ notice in writing; and

5	To transact any other business as may properly come before the meeting.

This meeting will be held concurrently with the annual meeting of shareholders of Thomson Reuters PLC. At the meeting, you will have an opportunity to hear about our 2008 performance and our plans for Thomson Reuters going forward. The management information circular included with this notice is your guide to the business to be considered at the meeting and contains additional information that will be discussed at the meeting.

THOMSON REUTERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS CORPORATION

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2009.

VOTING

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions. If you hold your common shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, May 11, 2009, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting.

If you have any questions or need assistance voting your common shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States at 1-800-564-6253.

Please visit www.thomsonreuters.com for more information.

By order of the Board of Directors,

/s/ David W. Binet

David W. Binet

Secretary to the Board of Directors
Thomson Reuters Corporation

March 26, 2009

THOMSON REUTERS